Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-127366

Relating to Preliminary Prospectus Supplement dated March 27, 2006

FREE WRITING PROSPECTUS Dated March 30, 2006

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated March 27, 2006 and the prospectus dated August 25, 2005 (including the documents incorporated by reference in the preliminary prospectus supplement and the prospectus) relating to these securities.

Issuer: Nationwide Health Properties, Inc.

New York Stock Exchange symbol: NHP

Last sale price of our common stock as reported on the New York Stock Exchange on March 30, 2006: $21.90 per share

Price to public: $21.50 per share

Underwriting discounts and commissions: $0.96 per share

Proceeds, before expenses, to Nationwide Health Properties, Inc.: $20.54 per share

Common stock offered: 9,000,000 shares (4,500,000 primary shares and 4,500,000 shares to be sold by affiliates of the underwriters pursuant to forward sale agreements)

Underwriters’ option to purchase additional shares of common stock: up to 1,350,000 shares, all primary

Net proceeds to us, before expenses: We will receive net proceeds, before expenses, of approximately $92.4 million upon settlement of the offering of shares of common stock by us (approximately $120.2 million if the underwriters’ option to purchase additional shares is exercised in full) and expect to receive proceeds in the amount of approximately $92.4 million upon physical settlement in common stock of the forward sale agreements, subject to certain adjustments pursuant to the forward sale agreements, which settlement will be within approximately one year from the date of this prospectus supplement. For purposes of calculating the aggregate net proceeds, we have assumed that the forward sale agreements are physically settled in common stock based upon the initial forward sale price of $20.54 per share.

Trade date: March 30, 2006

Settlement date: April 5, 2006

Unless this free writing prospectus indicates otherwise or the context otherwise requires (i) the terms “NHP,” the “Company”, “us”, “we” and “our,” refer to Nationwide Health Properties, Inc. and its subsidiaries, (ii) the term “Hearthstone” refers to Hearthstone Assisted Living, Inc. and the term “New Hearthstone” refers to the company that will operate the Hearthstone facilities upon consummation of the Acquisition, (iii) references to the “Acquisition” mean the anticipated consummation of our acquisition of Hearthstone, as described in the preliminary prospectus supplement, and (iv) references to this “Offering” mean our offering of 4,500,000 shares of common stock, the 1,350,000 shares of common stock that may be sold to the underwriters to cover over-allotments, if any, and any net proceeds that we receive upon physical settlement in common stock of the forward sale agreements. Unless this free writing prospectus indicates otherwise or the context otherwise requires, the information in this free writing prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

Forward Sale Agreements

On March 30, 2006, we entered into forward sale agreements with an affiliate of J.P. Morgan Securities Inc. and an affiliate of UBS Securities LLC, as the forward purchasers, relating to an aggregate of 4,500,000 shares of our common stock. In connection with the execution of the forward sale agreements and at our request, J.P. Morgan Securities Inc. and UBS Securities LLC, as agents for their affiliates, are borrowing from third parties and selling in this offering 4,500,000 shares of our common stock. We will not receive any proceeds from the sale of shares of common stock by the forward purchasers. We expect to settle the forward sale agreements and receive proceeds, subject to certain adjustments, from the sale of those shares only upon one or more future physical settlements of the forward sale agreements on a date or dates specified by us within approximately one year from the date of the preliminary prospectus supplement. If we elect to settle the forward sale agreements in cash, we may not receive any proceeds and we may owe cash to the forward purchasers. The terms and conditions of the forward sale agreements are described further in the preliminary prospectus supplement.

Unaudited Pro Forma Consolidated Financial Information

The following unaudited pro forma consolidated financial information replaces the unaudited pro forma consolidated financial information contained in our preliminary prospectus supplement dated March 27, 2006 and has been derived by the application of pro forma adjustments to the historical consolidated financial statements of NHP and Hearthstone for the year ended December 31, 2005. The historical consolidated information with respect to Hearthstone has been derived from preliminary and unaudited financial information of Hearthstone and no assurance can be given that when the audit with respect to such consolidated information is completed, Hearthstone’s financial information will not change or that any such change will not be material. The unaudited pro forma consolidated statement of income gives effect to the Acquisition and long-term financing thereof as if they had occurred on January 1, 2005. The unaudited pro forma balance sheet gives effect to the Acquisition and the long-term financing thereof as if they had occurred on December 31, 2005. The purchase price for the Acquisition of $419 million in cash plus transaction costs estimated to be $12 million are expected to be financed by the net proceeds from the sale of shares to be issued by us in this Offering, any net proceeds that we receive upon physical settlement in common stock of the forward sale agreements, amounts borrowed under our existing credit facility, amounts borrowed under a $200 million senior unsecured bridge term loan, or the Credit Agreement, for which we have entered into a commitment letter with Chase Lincoln First Commercial Corporation, amounts raised through a planned issuance of debt securities and cash on hand, or any combination thereof. The long-term financing for purposes of the following pro forma consolidated financial information consists of the net proceeds from the sale of shares to be issued by us in this Offering and any net proceeds that we receive upon physical settlement in common stock of the forward sale agreements, together assumed to be approximately $183.8 million (based on the public offering price of $21.50 per share and after deducting underwriting discounts and commissions and estimated expenses of this offering payable by us, as described under “Use of proceeds”), the planned issuance of debt securities by us in an assumed aggregate principal amount of approximately $220 million, and the assumption of approximately $29 million in secured debt. The actual amount of net proceeds that we receive upon physical settlement in common stock of the forward sale agreements, debt securities issued and/or assumed secured debt may be different from the amounts assumed in the following pro forma financial information. We expect to repay our existing credit facility, or the Credit Agreement (which may be used to initially finance a portion of the Acquisition and is only expected to be outstanding, if at all, for up to 210 days after the closing of the Credit Agreement), with proceeds from the planned issuance of debt securities. Accordingly, the amount of debt securities contemplated above and the associated costs thereof, rather than a borrowing under our existing credit facility or the Credit Agreement and the associated costs thereof, is reflected in the accompanying pro forma consolidated financial information.

Assumptions underlying the pro forma adjustments necessary to present fairly this pro forma information are described in the accompanying notes, which should be read in conjunction with this pro forma consolidated financial information. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved had the transactions occurred on the respective dates indicated and do not purport to indicate results of operations as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma consolidated financial information will prove to be correct.

The Acquisition will be accounted for using the purchase method as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” with intangible assets, if any, to be recorded in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The total cost of the Acquisition has been allocated entirely to the real estate to be acquired for purposes of the following pro forma consolidated financial information. Upon consummation of the Acquisition, the excess of the purchase price over the fair values of the net assets acquired, if any, will be allocated to goodwill. The final purchase price allocation and the resulting effect on income from operations may differ from the pro forma amounts reported herein.

The unaudited pro forma consolidated statement of income includes the interest expense from the proposed future debt securities issuance at an assumed annual rate of 6.5%, rather than the lower rate that would be available under our existing credit facility or the Credit Agreement. The actual amount of debt securities issued by us in the future and the actual interest rate associated with such debt securities may differ from the pro forma amounts reflected below.

Nationwide Health Properties, Inc.

Unaudited pro-forma consolidated statement of income

for the year ended December 31, 2005

(in thousands except per share amounts)	Historical NHP	Historical Hearthstone	Financing pro-forma adjustments	Acquisition pro-forma Adjustments		Pro-forma NHP
Revenues:
Rental income	$206,031	$—	$—	$37,302	(1)	$243,333
Interest and other income	10,446	222	—	(222	)(2)	10,446
Hearthstone income	—	94,532	—	(94,532	)(2)	—

	216,477	94,754	—	(57,452)		253,779
Expenses:
Interest and amortization of deferred financing costs	67,031	14,342	14,480 (3)	(12,506	)(4)	83,347
Depreciation and amortization	55,354	6,170	—	4,913	(5)	66,437
General and administrative	14,356	—	—	—		14,356
Impairment of assets	310	—	—	—		310
Loss on extinguishment of debt	8,565	—	—	—		8,565
Hearthstone operating expenses	—	66,406	—	(66,406	)(2)	—

	145,616	86,918	14,480	(73,999)		173,015

Income before unconsolidated entity	70,861	7,836	(14,480)	16,547		80,764
Income from unconsolidated joint venture	689	—	—	—		689
Minority interest expense	—	(362)	—	362	(2)	—

Income from continuing operations	71,550	7,474	(14,480)	16,909		81,453
Preferred stock dividends	(15,622)	—	—	—		(15,622)
Preferred stock redemption charge	(795)	—	—	—		(795)

Income from continuing operations available to common stockholders	$55,133	$7,474	$(14,480)	$16,909		$65,036

Basic/diluted income from continuing operations available to common stockholders per share	$0.82					$0.85

Diluted weighted average shares outstanding	67,446		9,000 (6)			76,446 (7)

(1)	Reflects rental income to be received from New Hearthstone under the master lease calculated using a total investment of $431 million and an effective starting rent rate of 8.65% (the actual starting lease rate is 8.06% and the straightlining impact is 0.59%).

(2)	All revenues and operating expenses associated with Hearthstone historical operations will be retained by New Hearthstone in connection with the Acquisition.

(3)	Reflects interest expense on the debt securities we plan to issue in the future to provide a portion of the acquisition price for the Acquisition using an assumed rate of 6.5% on an assumed aggregate principal amount of approximately $220 million. While there can be no assurance as to the actual sale of such debt securities or whether such debt securities financing will be available at all, we have sufficient available funding to close the Acquisition through a combination of our existing credit facility, the Credit Agreement and cash on hand. The interest rate on each of our existing credit facility and the Credit Agreement would have been approximately 5.8% per annum, if such amount had been borrowed thereunder as of the date of this free writing prospectus.

(4)	Reflects the reduction in interest expense as a result of the repayment by Hearthstone of all of its debt, except for approximately $29 million of secured debt we will seek to assume, which bears interest at a weighted average rate of 6.33% per annum.

(5)	Reflects the increase in annual depreciation and amortization from that recorded by Hearthstone. Our depreciation is calculated based on an expected useful life of 35 years assuming 90% of the investment value is allocated to buildings and 10% is allocated to land. This allocation is based on our existing portfolio of assets. The actual allocation may vary. The allocation of investment value between buildings and land for the properties to be acquired in the Acquisition will not be assigned until the appraisal of such properties is completed and the Acquisition has closed, which is expected by May 31, 2006. There can be no assurance that the allocation assumed herein will be the actual allocation assigned to such properties.

(6)	The increase in shares outstanding is calculated assuming we issue the number of shares offered in this Offering, including shares of common stock to be issued upon physical settlement of the forward sale agreements. The actual number of shares and actual dollar value of common stock raised may vary from these amounts if the underwriters exercise their over-allotment option in full (which would result in 10,350,000 shares being issued) or if the number of shares changes for other reasons.

(7)	Reflects the pro forma total number of shares outstanding giving effect to all of the shares subject to this Offering. For purposes of calculating our diluted earnings per share, even prior to the issuance of shares of our common stock upon settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement in common stock of the forward sale agreements over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period).

Nationwide Health Properties, Inc.

Unaudited pro-forma consolidated balance sheet

as of December 31, 2005

(in thousands)	Historical NHP	Historical Hearthstone	Financing pro-forma adjustments		Acquisition pro-forma adjustments		Pro-forma NHP

Assets
Investments in real estate:
Real estate properties	$2,042,746	$154,366	$—		$276,634		$2,473,746
Less accumulated depreciation	(344,224)	(34,611)	—		34,611	(2)	(344,224)

	1,698,522	119,755	—		311,245		2,129,522
Mortgage loans receivable, net	87,553	—	—		—		87,553

	1,786,075	119,755	—		311,245		2,217,075
Cash and cash equivalents	10,005	6,909	178,000	(3)	(184,909	)(4)	10,005
All other assets	71,140	16,238	1,785	(5)	(16,238	)(6)	72,925

	$1,867,220	$142,902	$179,785		$110,098		$2,300,005

Liabilities and stockholders’ equity

Bank borrowings	$224,000	$—	$(224,000	)(7)	$224,000	(8)	$224,000
Senior notes due 2006 - 2038	570,225	—	220,025	(9)	—		790,250
Notes and bonds payable	236,278	176,540	—		(147,540	)(10)	265,278
Accounts payable and accrued liabilities	55,685	8,625	—		(8,625	)(6)	55,685

Total liabilities	1,086,188	185,165	(3,975)		67,835		1,335,213

Stockholders’ equity:
Series A preferred Stock	90,049	—	—		—		90,049
Series B preferred Stock	106,450	—	—		—		106,450
Hearthstone preferred stock	—	61,963	—		(61,963	)(11)	—
Common stock	6,781	31	900	(12)	(31	)(11)	7,681
Capital in excess of par value	889,008	247	182,860	(13)	(247	)(11)	1,071,868
Cumulative net income (deficit)	878,716	(104,404)	—		104,404	(11)	878,716
Cumulative dividends	(1,189,972)	—	—		—		(1,189,972)
Cumulative dividends	—	(100)	—		100		—

Total stockholders’ equity	781,032	(42,263)	183,760		42,263		964,792

	$1,867,220	$142,902	$179,785		$110,098		$2,300,005

(1)	Reflects the amount by which the Acquisition purchase price of $419 million and estimated transaction costs of $12 million (total of $431 million) exceed the Hearthstone historical book value.

(2)	Reflects the elimination of all of Hearthstone’s accumulated depreciation as a result of the Acquisition.

(3)	Reflects cash after giving effect to this Offering, the planned issuance of approximately $220 million in debt securities to finance the Acquisition and the repayment of the outstanding amounts under our existing credit facility.

(4)	Represents the application of the proceeds of this Offering and the planned issuance of debt securities to finance the Acquisition and the retention by New Hearthstone of Hearthstone’s cash and cash equivalents in connection with the Acquisition.

(5)	Reflects expected discount on debt issuance assumed to be in the aggregate principal amount of approximately $220 million.

(6)	Reflects retention of all non-real estate related assets, accounts payable and accrued liabilities by New Hearthstone in connection with the Acquisition.

(7)	Reflects the repayment of amounts outstanding under our existing credit facility with the proceeds of this Offering and the planned issuance of debt securities. We intend to use a portion of the net proceeds from such offerings to repay outstanding amounts under our existing credit facility pending consummation of the Acquisition.

(8)	Represents the re-borrowing of amounts previously repaid under our existing credit facility to finance a portion of the Acquisition. We intend to use a portion of the net proceeds from such offerings to repay outstanding amounts under our existing credit facility pending consummation of the Acquisition.

(9)	We expect to use approximately $220 million of indebtedness to finance the Acquisition. We may finance such amount under our existing credit facility or on a short term basis using the Credit Agreement; however, we expect to issue debt securities to replace any such borrowing. In addition, if the amount of equity issued related to the Acquisition in connection with this Offering and/or the physical settlement in common stock of the forward sale agreements is higher or lower than the amount noted in footnotes 12 and 13 below, the amount of borrowings required to fund the total investment will be lower or higher than the amount contemplated herein.

(10)	Reflects repayment by Hearthstone of all debt except for approximately $29 million of secured debt that we will seek to assume in connection with the Acquisition.

(11)	The equity capitalization of Hearthstone will be eliminated in connection with the Acquisition.

(12)	The adjustment for common stock represents the $0.10 par value per share of our common stock multiplied by the number of shares of common stock offered by us in this Offering plus the number of shares issuable by us assuming we physically settle the forward sale agreements in shares of our common stock. The actual dollar value of common stock raised may vary from this amount if the underwriters exercise their over-allotment option in full (which would result in 10,350,000 total shares instead of 9,000,000 total shares) or if the number of shares changes for other reasons.

(13)	The adjustment for capital in excess of par value represents the expected net proceeds from the issuance of the shares of common stock offered by us in this Offering plus the number of shares issuable by us assuming we physically settle the forward sale agreements in shares of our common stock less the amount allocated to common stock. The actual dollar value of common stock raised may vary from this amount if the underwriters exercise their over-allotment option in full (which would result in 10,350,000 total shares instead of 9,000,000 total shares) or if the number of shares changes for other reasons.

Use of proceeds

We estimate that the net proceeds of the sale of shares by us in this Offering, including the net proceeds we would receive upon a physical settlement of the forward sale agreements, will be $183.8 million ($211.5 million if the underwriters exercise their over-allotment option in full), in each case based on the public offering price of $21.50 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds of the sale of shares by us in this Offering to fund a portion of the Acquisition, as described in the preliminary prospectus supplement. We plan to use the net proceeds of a possible future issuance of debt securities, amounts available under our existing credit facility (under which approximately $380 million is currently available for borrowing), amounts available under the Credit Agreement, cash on hand, or any combination thereof, to fund the balance of the Acquisition. Pending the consummation of the Acquisition we intend to use the net proceeds of the sale of shares by us in this Offering to repay a portion of the amounts outstanding under our existing credit facility and for short-term investments. In the event that we do not consummate the Acquisition, we plan to use such net proceeds for general corporate purposes, which may include repayment of a portion of the amounts outstanding under our existing credit facility. There can be no assurance that the conditions required to consummate the Acquisition will be satisfied on the anticipated schedule or at all. See “Risk factors” in the preliminary prospectus supplement.

We will not receive any proceeds from the sale of shares of common stock by the forward purchasers or any of their affiliates. Assuming physical settlement in common stock of the forward sale agreements and an initial forward sale price of $20.54 per share, we expect to receive proceeds of approximately $92.4 million, subject to certain adjustments pursuant to the forward sale agreements, upon settlement of the forward sale agreements, which settlement we expect within approximately one year from the date of the closing of the offering of shares of common stock by us. We will use the net proceeds that we receive upon settlement of the forward sale agreements to finance a portion of the Acquisition. If, however, we elect to cash settle the forward sale agreements, we would expect to receive an amount of proceeds that is significantly lower than the estimate included in this section and we may not receive any proceeds.

Before the issuance of our common stock upon physical settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreements over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period).

The following table illustrates how we plan to finance the Acquisition.

(Dollars in millions)

Sources of Funds
Common stock offered hereby (1)	$194
Issuance of debt and/or other borrowings (2)	220
Assumption of debt (3)	29

Total	$443

Uses of Funds
Funding of the Acquisition and transaction costs (4)	$431
Fees and expenses (5)	12

Total	$443

(1)	Based on the offering price to the public of the shares offered in this Offering of $21.50 per share. If the underwriters exercise their over-allotment option in full, the proceeds would be $222.5 million.

(2)	To the extent that we do not issue $220 million of debt securities, we intend to borrow amounts under our existing credit facility (under which approximately $380 million is currently available for borrowing), borrow amounts under the Credit Agreement, utilize cash on hand, or a combination thereof, to fund the Acquisition.

(3)	Reflects approximately $29 million of secured debt that we will seek to assume pursuant to the Acquisition.

(4)	Reflects $419 million in consideration for the purchase price of the Acquisition plus $12 million in estimated fees and expenses.

(5)	Includes underwriting discounts and commissions and other anticipated expenses related to this Offering and a possible future issuance of debt securities.

Capitalization

The following table presents our cash and consolidated capitalization as of December 31, 2005:

•	on an actual basis;

•	on an as adjusted basis giving effect to the Offering at the offering price of $21.50 per share, including proceeds resulting from physical settlement of the forward sale agreements, after deducting the underwriting discounts and commissions and our estimated expenses for this Offering and assuming such net proceeds are applied to reduce the outstanding amount under our existing credit facility; and

•	on an as adjusted basis giving effect to the Offering, including proceeds resulting from physical settlement of the forward sale agreements, the consummation of the Acquisition, the re-borrowing of the amounts previously repaid under our existing credit facility, and the planned issuance of debt securities to finance the balance of the consideration for the Acquisition.

This table should be read in conjunction with our consolidated financial statements and related notes contained therein in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in the preliminary prospectus supplement and the accompanying prospectus, the pro forma financial data included in this free writing prospectus and the information included herein under the caption “Use of proceeds”.

	As of December 31, 2005
(unaudited, in thousands except share and per share data)	Actual	As adjusted for the Offering(1)		As adjusted for the Offering, the Acquisition and other financing(1)

Cash and cash equivalents	$10,005	$10,765		$10,005

Debt:
Borrowings under existing credit facility	$224,000	$41,000	(2)	$224,000	(3)
Borrowings under unsecured Credit Agreement	—	—		—
Senior notes due 2006-2038	570,225	570,225		790,250	(3)
Notes and bonds payable	236,278	236,278		265,278	(4)

Total debt	$1,030,503	$847,503		$1,279,528

Stockholders’ equity(5):
Preferred stock, $1.00 par value per share 5,000,000 shares authorized;
Series A, 900,485 shares issued and outstanding at December 31, 2005, stated liquidation preference of $100 per share	$90,049	$90,049		$90,049
Series B, 1,064,500 shares issued and outstanding at December 31, 2005, stated liquidation preference of $100 per share	106,450	106,450		106,450
Common stock, $0.10 par value per share; 100,000,000 shares authorized; 67,811,117 shares issued and outstanding at December 31, 2005, actual; 76,811,117 shares issued and outstanding, as adjusted for the Offering	6,781	7,681		7,681
Capital in excess of par value	889,008	1,071,868		1,071,868
Cumulative net income	878,716	878,716		878,716
Cumulative dividends	(1,189,972)	(1,189,972)		(1,189,972)

Total stockholders’ equity	$781,032	$964,792		$964,792

Total capitalization	$1,811,535	$1,812,295		$2,244,320

(1)	Assuming physical settlement of the forward sale agreements.

(2)	Reflects the application of $183 million of the net proceeds to us of the Offering to reduce the outstanding amount under our existing credit facility pending consummation of the Acquisition. There can be no assurance that the Acquisition will be completed. In the event we are unable to issue debt securities to fund the remaining portion of the Acquisition, we may use amounts re-borrowed under our existing credit facility, draw on the Credit Agreement, use cash on hand, or use any combination thereof to fund such portion.

(3)	Reflects the re-borrowing of $183 million under our existing credit facility (see footnote 2) and the issuance of debt securities we plan to issue to finance the balance of the Acquisition in an assumed aggregate principal amount of approximately $220 million. In the event we are unable to issue debt securities to fund the remaining portion of the Acquisition, we may use amounts re-borrowed under our existing credit facility, draw on the Credit Agreement, use cash on hand, or use any combination thereof to fund such portion.

(4)	Reflects approximately $29 million of secured debt that we will seek to assume pursuant to the Acquisition.

(5)	The information in the preceding table excludes:

•	Shares of our common stock issuable upon exercise of options outstanding as of December 31, 2005, in the following amounts, at the following weighted average exercise prices per share:

Number of shares issuable upon exercise of outstanding options	Weighted average exercise price
236,100	$14.53
221,457	$19.92
229,750	$22.92

•	Approximately 2,999,000 shares of our common stock available for future grants under our stock incentive plan as of December 31, 2005; and

•	1,350,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING TOLL-FREE 1-866-430-0686.

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